Exhibit 99.1
ASX ANNOUNCEMENT (ASX: NVX)

Notice of Amortisation Event under Funding Agreement

Chattanooga, TN (USA), 10 September 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), refers to its ASX announcement dated 24 July 2025 regarding the funding agreement entered into with YA II PN, Ltd (the “Investor”), an affiliate of Yorkville Advisors Global, LLC, for the provision of funding by way of the issue of convertible debentures with a maximum aggregate face value of up to US$100,000,000 (the “Agreement”).

The Company advises that, under the terms of the debenture Agreement, if the daily volume weighted average price (“VWAP”) of the Company's shares on ASX was lower than the Floor Price of A$0.12 for the period specified in the Agreement, this constitutes an amortisation event (“Amortisation Event”).

Amortisation Payment

Under the Agreement, following an Amortisation Event the Company is required, within 10 trading days, to redeem convertible debentures with an aggregate face value equal to 20% of the Amount Outstanding under the Agreement, by paying that amount to the Investor in cash.

The Amount Outstanding under the Agreement was US$35,000,000 and, accordingly, the Company is required to pay US$7,000,000 (the “Amortisation Amount”) to the Investor no later than 21 September 2026 (the “First Amortisation Payment Date”).

Upon payment of the Amortisation Amount, convertible debentures with an aggregate face value equal to the Amortisation Amount will be redeemed, and the amount outstanding under the Agreement will reduce correspondingly to US$28,000,000 (the “Amount Outstanding”).

Ongoing Amortisation Obligations

If the Amortisation Event continues, the Agreement provides for further amortisation payments to be made on a rolling 30-day basis, in an amount equal to 20% of the Amount Outstanding at the time of the Amortisation Event, until the earlier of the Amortisation Event ceasing or the Amount Outstanding being repaid in full.

The Company will continue to monitor its share price against the Floor Price and will keep the market informed in accordance with its continuous disclosure obligations under the ASX Listing Rules.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

Funding of the Amortisation Amount

The Company intends to fund the Amortisation Amount from its existing cash reserves.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding funding the amortisation amount, future amortisation events, our market position in general, and efforts to develop a North American battery materials supply chain.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com